[Letterhead of Sutherland Asbill & Brennan LLP]

May 21, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-193374)

Filed on March 31, 2014

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 1, 2014, with respect to Amendment No. 1 of the Company’s registration statement on Form N-2, filed with the Commission on March 31, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Defined terms used but not otherwise defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please add disclosure to Note 10 to the Company’s audited financial statements for the fiscal year ended December 31, 2013 to provide a brief narrative of the Company’s two unconsolidated subsidiaries discussed in Note 10, including where each entity is incorporated, when each entity was incorporated and a brief description of each entity’s business.

The Company acknowledges the Staff’s comment and confirms to the Staff that going forward, the Company will include in the notes to the Company’s consolidated financial statements that discloses the summarized financial information about the Company’s unconsolidated subsidiaries a brief narrative about each such unconsolidated subsidiary, which will include where each entity is incorporated, when each entity was incorporated and a brief description of each entity’s business. The Company also advises the Staff that it has added the above-referenced disclosure in the notes to the Company’s consolidated financial statements for the quarter ended March 31, 2014 in response to the Staff’s comment, which is also included in Pre-Effective Amendment No.2 to the Registration Statement filed concurrently herewith.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP